September 26, 2012

Securities and Exchange Commission
Division of Corporation Finance
Attention: Patrick Gilmore
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          Yandex N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 2, 2012; File No. 001-35173

Ladies and Gentlemen:

On behalf of Yandex N.V. (“Yandex” or the “Company”), we are responding to your letter dated September 19, 2012 to Mr. Arkady Volozh, Chief Executive Officer of the Company.

In light of the travel schedules of the Company’s executives, and in order to maintain the Company’s internal quality assurance processes, we respectfully request on behalf of the Company additional time to prepare a response to the Staff’s letter. We would propose to submit a response by October 17, 2012.

We hope that the above time frame will be acceptable to the Staff.  If you have any questions or comments regarding this response letter, please contact either the undersigned at the telephone number or email address indicated above, or Shira Auerbach of this firm at 011-44-20-7645-2524 or shira.auerbach@wilmerhale.com.

Very truly yours,

Timothy J. Corbett

cc:           Securities and Exchange Commission:

Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Jaime John, Staff Accountant

Yandex:

Arkady Volozh, Chief Executive Officer

Alexander Shulgin, Chief Financial Officer

ZAO Deloitte & Touche CIS:

Tom Brown, Partner